EXHIBIT 99.10

RP® FINANCIAL, LC.

Financial Services Industry Consultants

March 12, 2004

Board of Directors

Fremont Mutual Insurance Company

933 East Main Street

Fremont, Michigan 49412-9751

Members of the Board:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the Common Stock which will be issued in connection with the conversion transaction of Fremont Mutual Insurance Company (“Fremont Mutual” or the “Company”) described below (hereinafter referred to as the “Conversion”). This Appraisal may be relied upon by the Office of Financial and Insurance Services for the State of Michigan (“OFIS”) in its review of the conversion application.

Description of Conversion and Stock Issuance

On August 25, 2003, the Board of Directors adopted a Plan of Conversion (the “Plan”). Pursuant to the Plan, the Company will convert from a mutual company to a Michigan-chartered stock insurance company and will simultaneously change its name to Fremont Insurance Company. Simultaneous with the conversion, the Company will become a wholly-owned subsidiary of Fremont Michigan InsuraCorp, Inc. (the “Holding Company”) and the Holding Company will conduct an offering of its common stock. The conversion will not be effective until the Holding Company sells the minimum number of shares of stock required to be sold by the Plan. The conversion will be accounted for as a simultaneous conversion, recapitalization and share offering which will not change the historical accounting basis of the Company’s financial statements.

As part of the conversion process, the Company will conduct a stock offering to Michigan residents which will have three categories listed below in order of purchase priority:

•	Surplus Note Exchange Offering to the holders of the Company’s surplus notes due September 30, 2007;

•	Subscription Offering to eligible policyholders of the Company for any and all shares not exchanged for surplus notes; and

•	Community Offering to the general public for any and all shares not exchanged or subscribed for in the other categories.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

March 12, 2004

The Holding Company has been primarily formed to own all of the issued and outstanding shares of Fremont Insurance Company. With the exception of $250,000 of the net conversion proceeds that will be retained for administrative expenses, the Holding Company will contribute to the Company all of the net cash proceeds from the sale of stock.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for companies undertaking the demutualization process including mutual companies, including insurance companies and savings institutions. RP Financial is a nationally recognized valuation expert in stock conversion transactions for mutually owned financial services companies. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal services, we are independent of Fremont Mutual and the other parties engaged by the Company to assist in the conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the related applications, including the Registration Statement filed with the Securities and Exchange Commission and Plan of Conversion filed with the OFIS. We have conducted a financial analysis of the Company that has included a review of its audited financial information for fiscal years ended December 31, 1999 through 2003. We have conducted certain limited discussions with the Company’s management, PricewaterhouseCoopers LLP, Siebers Mohney, PLC, the Company’s counsel, and Centennial Securities Company, Inc., in conjunction with the Conversion and offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for insurance companies, including those with broadly similar lines of business, and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the Conversion and stock offering on the Company’s operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company’s primary market area and have compared the Company’s financial performance and condition with publicly-traded insurance companies sharing similar lines of business. We have reviewed conditions in the securities markets in general and in the market for insurance company stocks in particular, including the market for existing insurance companies and the market for the newly issued stock offered by demutualized insurance companies. We have also considered the expected market for

Board of Directors

March 12, 2004

the Holding Company’s shares. We have excluded from such analysis insurers subject to announced or rumored acquisition, and/or those companies that exhibit other unusual characteristics.

Our Appraisal is based on the Company’s representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors and actuaries, legal counsel and other authorized agents is truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors and actuaries, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company’s liquidation value.

Our Appraisal is predicated on a continuation of the current operating environment for the Company and the Holding Company and for all insurance companies and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for insurance companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of insurers as a whole or Fremont Mutual’s value alone. It is our understanding that there are no current or long-term plans for selling control of the Company or the Holding Company following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Holding Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, based on stock prices as of March 12, 2004 and financial statements through December 31, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, was $8,000,000 (the “midpoint value”). A range of value will be established based on the midpoint value to be responsive to moderate changes in market conditions. The resulting range of value pursuant to regulatory guidelines, and the corresponding number of shares based on the Board determined $10.00 per share offering price, is set forth below.

Board of Directors

March 12, 2004

Valuation Range	Offering Amount	Total Shares Issued
Minimum	$6,800,000	680,000
Midpoint (Appraised Value)	$8,000,000	800,000
Maximum	$9,200,000	920,000

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

Our valuation conclusion reflects our opinion as to the fair market value of the shares issued pursuant to a Subscription Offering assuming a full distribution of the shares to eligible subscribers. This valuation is based on the offering and transaction terms reflected in the offering prospectus. Changes in the transaction terms and structure could have a material impact on the valuation conclusion set forth herein. Our Appraisal is based on the assumption that the resulting ownership of the common stock will limit the Company’s ability to continue to receive full benefit from the significant balance of net operating loss carryforwards. Consistent with the disclosure in the prospectus, the valuation incorporates management’s assumption that $3.4 million of surplus notes will be converted into equity.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of December 31, 2003.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

At Fremont Mutual’s request, the valuation may be updated and such updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for the shares of insurers. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and interest rates. Should any such new developments

Board of Directors

March 12, 2004

or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins

President and Managing Director

James P. Hennessey

Senior Vice President